SEC ... ISSION

12010848

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVERNMENT CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON
(No. and Street)

SOUTHLAKE (City) TEXAS (State) 76092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817) 421-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.
(Name – *if individual, state last, first, middle name*)

3208 N O CONNOR RD (Address) IRVING (City) TEXAS (State) 75062 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 2/24/12

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHEILA R. REESE
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
02-25-2015

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☐* (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐* (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐* (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐* (m) A copy of the SIPC Supplemental Report.
☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt, not applicable or none

GOVERNMENT CAPITAL SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2011 and 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Balance Sheets 2

Statements of Income 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-8

SUPPLEMENTARY INFORMATION

Computation of net capital pursuant to rule 15c3-1 of the Securities Exchange Act of 1934 10

Computation for determination of reserve requirement and information for possession or control requirements pursuant to rule 15c3-3 of the Securities Exchange Act of 1934 11

Reconciliation of the computation of net capital with the Computations included in Part IIA of Form X-17A-5 12

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
February 10, 2012

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2011 and 2010

ASSETS

		2011		2010
CASH AND CASH EVIVALENTS	$	30,492	$	22,358
ACCOUNTS RECEIVABLE		10,000		118,000
PREPAID EXPENSES		386		6,721
TOTAL CURRENT ASSETS		40,878		147,079
TOTAL ASSETS	$	40,878	$	147,079

LIABILITIES AND STOCKHOLDERS' EQUITY

		2011		2010
ACCRUED EXPENSES	$	12,629	$	63,707
ACCRUED TAXES		200		200
TOTAL CURRENT LIABILITIES		12,829		63,907
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		19,990		19,990
Retained earnings		8,049		63,172
TOTAL STOCKHOLDERS' EQUITY		28,049		83,172
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	40,878	$	147,079

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

		2011		2010
REVENUES				
Brokerage commissions	$	2,815,071	$	1,923,262
EXPENSES				
Legal and professional fees		680,379		382,732
Salaries, commissions and related taxes		843,287		694,364
Other direct costs		1,117,613		523,145
General and administrative		174,570		98,989
		2,815,849		1,699,230
INCOME (LOSS) BEFORE INCOME TAXES		(778)		224,032
INCOME TAXES		25		41
NET INCOME (LOSS)	$	(803)	$	223,991

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2009	1,000	$ 10	$ 19,990	$ 30,177	$ 50,177
Net Income	-	-	-	223,991	223,991
Distributions to Stockholders	-	-	-	(190,996)	(190,996)
Balance at December 31, 2010	1,000	10	19,990	63,172	83,172
Net Loss	-	-	-	(803)	(803)
Distributions to Stockholders	-	-	-	(54,320)	(54,320)
Balance at December 31, 2011	1,000	$ 10	$ 19,990	$ 8,049	$ 28,049

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (803)	$ 223,991
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	6,335	(950)
Accounts receivable	108,000	(118,000)
Net increase (decrease) in:		
Accrued expenses	(51,078)	55,707
Net cash provided by operating activities	62,454	160,748
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(54,320)	(190,996)
Net cash used for financing activites	(54,320)	(190,996)
NET INCREASE (DECREASE) IN CASH	8,134	(30,248)
CASH AT BEGINNING OF PERIOD	22,358	52,606
CASH AT END OF PERIOD	$ 30,492	$ 22,358
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 25	$ 41

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 2 – NET CAPITAL REQUIREMENTS

NOTE 3 – RELATED PARTY TRANSACTIONS

NOTE 4 – INCOME TAXES

NOTE 5 – SUBSEQUENT EVENTS

GOVERNMENT CAPITAL SECURITIES CORPORTATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas but is also registered to conduct business in other states.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $17,663 and $14,158 at December 31, 2011 and 2010 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in recognition of the affiliate's efforts to assist the Company in closing certain bond offerings for its customers. Total fees paid by the Company were $842,003 and $377,600 for 2011 and 2010, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

		2011		2010
State franchise taxes	$	25	$	41
Total taxes	$	25	$	41

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2011, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

NET CAPITAL		
Total stockholders' equity	$	28,049
Less non-allowable assets:		
Accounts receivable		(10,000)
Prepaid expenses		(386)
TOTAL NET CAPITAL		17,663
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	12,663
AGGREGATE INDEBTEDNESS	$	12,829
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	72.63%

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2011

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$	17,663
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	17,663

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of Government Capital Securities Corporation
345 Miron Dr.
Southlake, TX 76092

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Government Capital Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Government Capital Securities Corporation compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Government Capital Securities Corporation management is responsible for the Government Capital Securities Corporation compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with detailed cash general ledger account noting no difference;
2. Compared total revenue reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Noted there were no adjustments reported in the Form SIPC-7;
4. Proved the arithmetical of the calculations reflected in Form SIPC-7 noting no differences; and
5. Noted there was no overpayment to compare with Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2012

R.C. Neal, P.C.

RC Neal, PC

3208 N. O'Connor Road · Irving, Texas 75062 · (972) 259-5757

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Government Capital Securitiós Corporation
345 Miron Dr.
Southlake, TX 76092

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Terry Debo (817) 722-0205

2. A. General Assessment (item 2e from page 2) $ 7038

B. Less payment made with SIPC-6 filed (exclude interest) (1,874)
7/12/11
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5,164

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,164

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,164

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Government Capital Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17TH day of JANUARY, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,815,071
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,815,071
2e. General Assessment @ .0025	$ 7,038

(to page 1, line 2.A.)

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

To Management and the Board of Directors of Government Capital Securities Corporation,

In planning and performing our audit of the financial statements of Government Capital Securities Corporation as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Government Capital Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

Segregation of Accounting Duties – Because of the firm's small size, the firm's accounting function is outsourced and one individual is responsible for all accounting duties. This individual is experienced in all areas of accounting and is responsible for cash disbursements, payroll, accruals, all journal entries, and financial statement preparation. Additionally, all bank statements are received and reconciled by this same person. As mitigating controls to offset the inherent lack of segregation of accounting duties in such a small firm, the financial statements are reviewed twice per month (mid month and month end) by one of the firm's shareholders and once per month (month end) by the firm's independent Financial and Operations Principal ("FinOp"). Accruals and the Regulatory Net Capital calculation are also reviewed monthly by the registered FinOp. Although these timely and effective controls coupled with the firm's extremely low transaction volume serve to mitigate the likelihood of material errors, we recommend that the monthly bank reconciliation be reviewed by either the firm's President or independent FinOp.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas 75061
February 10, 2012

3208 N O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

GOVERNMENT CAPITAL SECURITIES CORPORATION
FINANCIAL REPORT
DECEMBER 31, 2011 and 2010

3208 N. O'Connor Rd. • Irving, Texas 75062 • (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2011 and 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT 1

FINANCIAL STATEMENTS

Balance Sheets 2

Statements of Income 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6-8

SUPPLEMENTARY INFORMATION

Computation of net capital pursuant to rule 15c3-1 of the Securities Exchange Act of 1934 10

Computation for determination of reserve requirement and information for possession or control requirements pursuant to rule 15c3-3 of the Securities Exchange Act of 1934 11

Reconciliation of the computation of net capital with the Computations included in Part IIA of Form X-17A-5 12

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.
R.C. Neal, P.C.
Irving, Texas
February 10, 2012

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2011 and 2010

ASSETS		2011		2010
CASH AND CASH EVIVALENTS	$	30,492	$	22,358
ACCOUNTS RECEIVABLE		10,000		118,000
PREPAID EXPENSES		386		6,721
TOTAL CURRENT ASSETS		40,878		147,079
TOTAL ASSETS	$	40,878	$	147,079
LIABILITIES AND STOCKHOLDERS' EQUITY				
ACCRUED EXPENSES	$	12,629	$	63,707
ACCRUED TAXES		200		200
TOTAL CURRENT LIABILITIES		12,829		63,907
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		19,990		19,990
Retained earnings		8,049		63,172
TOTAL STOCKHOLDERS' EQUITY		28,049		83,172
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	40,878	$	147,079

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

	2011	2010
REVENUES		
Brokerage commissions	$ 2,815,071	$ 1,923,262
EXPENSES		
Legal and professional fees	680,379	382,732
Salaries, commissions and related taxes	843,287	694,364
Other direct costs	1,117,613	523,145
General and administrative	174,570	98,989
	2,815,849	1,699,230
INCOME (LOSS) BEFORE INCOME TAXES	(778)	224,032
INCOME TAXES	25	41
NET INCOME (LOSS)	$ (803)	$ 223,991

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2009	1,000	$ 10	$ 19,990	$ 30,177	$ 50,177
Net Income	-	-	-	223,991	223,991
Distributions to Stockholders	-	-	-	(190,996)	(190,996)
Balance at December 31, 2010	1,000	10	19,990	63,172	83,172
Net Loss	-	-	-	(803)	(803)
Distributions to Stockholders	-	-	-	(54,320)	(54,320)
Balance at December 31, 2011	1,000	$ 10	$ 19,990	$ 8,049	$ 28,049

GOVERNMENT CAPITAL SECURITIES CORPORTATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

		2011		2010
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	(803)	$	223,991
Adjustments to reconcile net income to net cash provided by operating activities:				
Net decrease (increase) in:				
Prepaid expenses		6,335		(950)
Accounts receivable		108,000		(118,000)
Net increase (decrease) in:				
Accrued expenses		(51,078)		55,707
Net cash provided by operating activities		62,454		160,748
CASH FLOWS FROM INVESTING ACTIVITIES		-		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to stockholders		(54,320)		(190,996)
Net cash used for financing activites		(54,320)		(190,996)
NET INCREASE (DECREASE) IN CASH		8,134		(30,248)
CASH AT BEGINNING OF PERIOD		22,358		52,606
CASH AT END OF PERIOD	$	30,492	$	22,358
SUPPLEMENTAL CASH FLOW INFORMATION				
Cash paid for income taxes	$	25	$	41

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011 and 2010

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NOTE 2 – NET CAPITAL REQUIREMENTS

NOTE 3 – RELATED PARTY TRANSACTIONS

NOTE 4 – INCOME TAXES

NOTE 5 – SUBSEQUENT EVENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas but is also registered to conduct business in other states.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $17,663 and $14,158 at December 31, 2011 and 2010 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in recognition of the affiliate's efforts to assist the Company in closing certain bond offerings for its customers. Total fees paid by the Company were $842,003 and $377,600 for 2011 and 2010, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2011	2010
State franchise taxes	$ 25	$ 41
Total taxes	$ 25	$ 41

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2011, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

NET CAPITAL		
Total stockholders' equity	$	28,049
Less non-allowable assets:		
Accounts receivable		(10,000)
Prepaid expenses		(386)
TOTAL NET CAPITAL		17,663
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	12,663
AGGREGATE INDEBTEDNESS	$	12,829
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	72.63%

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2011

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2011

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$	17,663
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	17,663